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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                             (Amendment No. _______)


                           Capita Research Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   139908 10 7
                          ---------------------------
                                 (CUSIP Number)



                                  June 6, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule, 13d-1(b)
         |_|  Rule, 13d-1(c)
         |X|  Rule, 13d-1(d)

"The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                                                                          Page 1
CUSIP No. 139908 10 7
---------------------


  1  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     William Winter

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

  3  SEC. USE ONLY


  4  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States

                         5  SOLE VOTING POWER
          NUMBER OF         888,701
           SHARES        6  SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY       7  SOLE DISPOSITIVE POWER
          REPORTING         888,701
         PERSON WITH     8  SHARED DISPOSITIVE POWER


  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        888,701

  10    CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        7.3301%

  12    TYPE OF REPORTING PERSON
        IN

SEC 1745 (3/98)
Item 1(a).            Name of Issuer:
                      ---------------
                      The name of the issuer is Capita Research Group, Inc. (the "Company").

Item 1(b).            Address of Issuer's Principal Executive Offices:
                      ------------------------------------------------
                      The principal executive offices of the Company are located at 900 E. Eighth Avenue, Suite 300, King of Prussia,
Pennsylvania 19406.

Item 2(a).            Names of Persons Filing:
                      ------------------------
                      This statement is being filed by William Winter.

Item 2(b).            Address of Principal Business Office or, if None,
                      -------------------------------------------------
                      Residence:
                      ----------
                      The address of the principal business office of the reporting person is 110 Pacific Avenue, San Francisco, California
94111.

Item 2(c).            Citizenship:
                      ------------
                      William Winter is a citizen of the United States.

Item 2(d).            Title of Class of Securities:
                      -----------------------------
                      The securities to which this statement relates are shares of the common stock, $0.001 par value (the "Common Stock"), of the Company.

Item 2(e).            CUSIP Number:
                      -------------
                      The CUSIP number of the Common Stock is 139908 10 7.

Item 3.               If this statement is filed pursuant to Rules  13d-1(b),
                      -------------------------------------------------------
                      or 13d-2(b), check whether the person filing is a:
                      --------------------------------------------------
                      Not applicable.

Item 4.               Ownership.
                      ----------
                      William Winter.

                      (a) As of June 6, 1998 William Winter owned beneficially 888,701 shares of Common Stock.

                      (b) The shares of Common Stock owned beneficially by Mr. Winter represent approximately 7.3301% of the issued and outstanding shares of Common Stock of the Company.

                      (c) William Winter has the sole power to vote or to direct the voting of and to dispose of or to direct the disposition of 888,701 shares of Common Stock.

Item 5.               Ownership of Five Percent or Less of a Class.
                      ---------------------------------------------
                      Not applicable.

Item 6.               Ownership of More than Five Percent on Behalf of
                      ------------------------------------------------
                      Another Person.
                      ---------------
                      Not applicable.

Item 7.               Identification and Classification of the Subsidiary
                      ---------------------------------------------------
                      Which Acquired the Security Being Reported on by the
                      ----------------------------------------------------
                      Parent Holding Company.
                      -----------------------
                      Not applicable.

Item 8.               Identification and Classification of Members of the
                      ---------------------------------------------------
                      Group.
                      ------
                      Not applicable.

Item 9.               Notice of Dissolution of Group.
                      -------------------------------
                      Not applicable.

Item 10.              Certification.
                      --------------
                      Not applicable

Signature
---------

                      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 1998.

                                   William Winter
                                   ----------------
                                   William Winter



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